 NEWS RELEASE

For Immediate Release
November 14, 2008

Canwest Global Communications Corp. Reports Fourth Quarter 2008 Results

- Publishing business and specialty channels continue to lead country in growth –

- Non-cash impairment loss recorded on Conventional Television -

WINNIPEG -- Canwest Global Communications Corp. (“Canwest” or the “Company”) today reported financial results for its fourth quarter and its fiscal year ended August 31, 2008.  For the year, Canwest reported a net loss of $1,040 million including a non-cash $1,010 million write-down of goodwill and broadcast licences related to its Canadian conventional television operations.

The write-down reflects a deterioration in the  near term profit expectations for the Company’s Canadian conventional television business resulting from expected softness in conventional television advertising revenues combined with structural and regulatory challenges specifically facing the Canadian conventional television industry.  Net earnings were $279 million for the previous year.

Operating profit1 in fiscal 2008 increased by 13% to $558 million from $492 million for fiscal 2007. Consolidated revenues for the year of $3,146 million increased 10% from $2,864 million in fiscal 2007.

	Three months ended August 31		Twelve months ended August 31
in millions of dollars, except per share amounts	2008	2007	2008	2007	Change
Reported Results
Revenue	726	678	3,146	2,864	10%
Operating profit [1]	61	79	558	492	13%
Net earnings	(1,019)	197	(1,040)	279	(473)%
EPS	(5.73)	1.11	(5.85)	1.57
Adjusted Net Earnings*
Adjusted net earnings	(38)	(65)	21	(6)	450%
Adjusted EPS	(0.21)	(0.37)	0.12	(0.03)

*Adjusted net earnings exclude the impact of foreign currency and interest swap gains/losses, foreign exchange gains/losses, investment gains, losses and write downs, restructuring expenses, discontinued operations, impairment losses and related income tax effect.

Canwest President and CEO Leonard Asper said the Company’s actions in writing down its conventional television goodwill and broadcast licences were consistent with those of many other major media organizations throughout North America, responding to the negative impact of the current market. This, combined with the pressure on Canadian conventional television of an unbalanced regulatory framework, increased programming costs, required investment in technology and increased competition from specialty television as well as non-traditional media led to the write-down. The write down is a non-cash charge to income that does not affect Canwest’s liquidity, cash flows from operating activities, debt covenants, or have any impact on future operations.

Mr. Asper said Canwest has been preparing throughout much of fiscal 2008 for tougher economic times adding the Company will do what is necessary to improve our financial performance in the near term.  “We have seen impairment charges such as these in other large media companies throughout North America,” Mr. Asper said. “The sooner we recognize the new reality, the faster we can recalibrate our business and move it forward.”

He added: “We believe investors should focus on the more important fundamentals of our business. Our publishing operations and specialty channels continue to produce strong operating profit and cash flows and continue to out-perform the industry.  Our digital media continues to produce strong growth overall and we continue to transform our business by exacting better, more efficient, performance from our core assets while investing in growth media in response to the evolving habits and expectations of consumers, advertisers and distributors.

“Throughout 2008 we have invested in products and programs that have the potential to have a meaningful impact on our future and we have made significant progress in aligning our expenses with the economic times in which we operate. Earlier this week, we took steps to address the negative impact of current market conditions while continuing to provide the quality products and services that our customers expect.”

Segmented Results

Publishing

Revenues for the Company's publishing operations for the fourth quarter of $300 million, were $5 million below the revenues for the same period in fiscal 2007. Publishing operating profits of $54 million for the fourth quarter were down 5% from $57 million for the same period in fiscal 2007. For the twelve months ended August 31, 2008, revenues were $1,302 million and operating profit was $294 million, up 1% and 9% respectively, from the same periods last year. The growth in operating profit for the fiscal year reflects the focus on cost containment within the publishing operations.

Canadian Television combined (Canadian Television and CW Media)

Canadian television operations, including CW Media (formerly Alliance Atlantis broadcast segment) specialty television operations reported fourth quarter revenues of $207 million, an increase of 63% from $127 million for the previous year.  Operating profit in the fourth quarter was negative $0.2 million compared to negative $10 million the previous year. For the twelve months ended August 31, 2008, reported revenues were $1,031 million and operating profit was $165 million, up 51% and 170% respectively, from similar periods last year. The strong year over year increases primarily reflect the acquisition of the CW Media specialty television operations.

Canadian television operations, including revenue and adjusted operating profit of the specialty operations of Alliance Atlantis on a pro forma basis for the three months ended August 31, 2007, revenue and operating profit would have increased $4 million from $204 million and decreased $2 million from $2 million. For the twelve months ended August 31, 2008, revenue and operating profit increased 2% to $1,031 million and 14% to $165 million, respectively, over the prior year on a pro forma basis.

Canadian Television (Canwest Legacy)

Canadian television operations, excluding the CW Media specialty television operations reported fourth quarter revenues of $127 million, flat compared to revenues for the same period in fiscal 2007.  Operating profit of negative $19 million was down from negative $10 million for the corresponding period last year. For the twelve months ended August 31, 2008, revenues were $671 million and operating profit was $44 million, down 2% and 28%, respectively, from the same period last year. The lower revenue and operating profit performance for the fourth quarter and twelve month periods primarily relate to the impact of the writers’ strike which disrupted program schedules and viewing patterns, the loss of the NFL, and in the fourth quarter the effects of the Olympics and continued economic softness. These declines were partly offset by strong growth in specialty television assets.

CW Media (Alliance Atlantis specialty channels)

The CW Media specialty television assets reported revenues of $81 million and operating profit of $19 million for the fourth quarter, an increase of 5% on revenue and 57% on operating profit compared to the same period last year, on a pro forma basis.  For the twelve months ended August 31, 2008, revenues were $360 million and operating profit was $121 million up 11% and 44% respectively, compared to the same period last year on a pro forma basis. Advertising revenues were up significantly for the twelve month period, reflecting an industry leading growth rate of 16%.

Australian Television

Network TEN's fourth quarter revenue of $177 million was down 14% from $205 million during the same quarter in the previous year. TEN’s operating profit of $12 million was down 77% from the $52 million from the same quarter in fiscal 2007.  For the twelve months ended August 31, 2008, reported revenues were $753 million and operating profit was $185 million, up 2% and down 10%, respectively, from similar periods last year. TEN’s fourth quarter results were impacted by the sudden decline in the advertising market driven by softer economic conditions and the impact of the Beijing Olympic Games.

Highlights of the fourth quarter and subsequent period

•
On November 12, 2008, Canwest announced restructuring plans in response to the economic downturn and softer advertising and structural challenges within Canadian conventional television. The plan includes the elimination of approximately 560 positions. The restructuring plans are expected to reduce operating costs in fiscal 2009 by approximately $47 million. This represents annualized savings of approximately $61 million.

•	Canwest sold its FM Radio Stations in United Kingdom. The sale of these assets will improve the Company’s operating profit by about $7 million annually.

•	Xtreme Sports, an underperforming specialty channel was discontinued

•	The Lonestar specialty channel was rebranded to MovieTime in order to improve profitability

•
Canwest Publishing’s focus and commitment to growing its Digital Media Division continued with the appointments of a Vice President of Strategy and Product Development, a Vice President and General Manager of Mobile and a Director of Local Digital Products.

•
Canwest Broadcasting announced the country’s most extensive line-up of programs available for streaming on its network websites. Canadians will have access to over 50 hit programs online. Hit shows include #1 program House, Heroes, The Office, and Deal or No Deal and daytime hits The Young and the Restless and Days of our Lives.

•
Canwest Broadcasting announced a Video On Demand deal with Rogers, through which for the first time in Canada, television viewers will have access to the biggest slate of their favourite first-run Global and E! network shows. More than 60 hours of Global and E! will be available. Viewers will have access to shows that include House, Heroes, The Office, 24, The Guard, Bones, Prison Break, and E! True Hollywood Story. Also of note, daytime hits The Young and the Restless and Days of our Lives will also be made available.

•	History was Canwest’s top specialty channel this summer for Adults 25-54 with audiences 12% ahead of last year, and is in the Top 5 Analog services.

•	This summer Food Network and TVtropolis specialty analog channels moved up into the top 10 rankings and improved audiences for Adults 25-54 compared to last year.

•	Canwest maintained its dominance in the specialty digital channels with eight of the top 10 channels consistent with last year for Adults 25-54.

•	Canwest fall season has shown solid success with top hits House, Heroes, Survivor, and Prison Break, returning with strong ratings.

•
Network TEN in Australia announced a new sports digital multi-channel to launch in the second quarter of calendar 2009. It is the first all-new commercial free-to-air television channel in almost 50 years. The new channel, named ONE, will broadcast in High Definition and it will also be available in Standard Definition to the approximate 45% of Australian households who have digital terrestrial television sets.

Outlook:

In these uncertain economic conditions we remain focused on continuing to transform our business by utilizing technology and redesigning our workflows to improve the efficiency of our operations. In addition, we continue to evaluate and selectively eliminate or monetize non-productive or non-core assets.  While we anticipate that advertising revenues will be negatively affected by the current economic slowdown we expect that these measures will mitigate the effect of this downturn and at the same time better position the Company for the long term. The Company will also continue to focus its attention on growth media that respond to the evolving habits and expectations of consumers, advertisers and distributors and that have the potential to have a meaningful impact on our future.

Given the uncertainty as to the economic outlook the Company has renegotiated certain provisions of its senior credit facility, including an increase to the total leverage ratio covenant. With increased financial flexibility and the operational/restructuring initiatives announced on November 12, 2008, the Company believes it will have sufficient liquidity to execute its business plans.

Canwest remains dedicated to taking the necessary steps to provide the Company with the flexibility required over the longer-term, including further operational improvements and the sale of non-core assets.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and twelve months ended August 31, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three and twelve months ended August 31, 2008 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three and twelve months ended August 31, 2008 for Canwest Limited Partnership can be found also on www.canwest.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on November 14, 2008 at 10:00 a.m. Eastern Standard Time.  The call-in numbers are 416-644-3424 or 800-594-3615.  Replays are also available for ten days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21287213 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended August 31,		For the twelve months ended August 31,
	2008	2007 (Revised)	2008	2007 (Revised)
REVENUE

Publishing	299,934	305,258	1,302,456	1,285,298

Television
Canada	126,756	127,028	670,702	683,035
CW Media	80,585	-	360,024	-
	207,341	127,028	1,030,726	683,035
Australia	177,408	205,366	752,530	738,475
Total Television	384,749	332,394	1,783,256	1,421,510

Radio - Turkey	4,128	3,927	15,012	14,920
Out-of-home	39,534	37,178	161,641	146,226
Intersegment revenues	(2,421)	(393)	(7,613)	(3,796)
	725,924	678,364	3,254,752	2,864,158

Elimination of equity accounted affiliates	-	-	(108,767)	-

CONSOLIDATED REVENUE	725,924	678,364	3,145,985	2,864,158

SEGMENT OPERATING PROFIT

Publishing	54,247	57,324	294,415	269,096

Television
Canada	(19,326)	(10,163)	44,375	61,266
CW Media	19,080	-	120,571	-
	(246)	(10,163)	164,946	61,266
Australia	12,121	52,493	185,474	205,251
Total Television	11,875	42,330	350,420	266,517

Radio - Turkey	1,352	1,974	5,831	5,832
Out-of-home	397	(839)	6,369	416
Corporate and other	(6,203)	(8,346)	(34,223)	(32,958)
Corporate development expenses	-	(13,462)	-	(16,910)
Restructuring expenses	(441)	-	(20,715)	-
	61,227	78,981	602,097	491,993

Elimination of equity accounted affiliates	-	-	(44,440)	-

OPERATING PROFIT(1)	61,227	78,981	557,657	491,993

(1) Operating profit is defined as earnings before interest, income taxes,  amortization of intangibles, property and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, interest income, amortization of deferred financing costs, foreign exchange gains (losses), impairment loss on goodwill, impairment loss on intangible assets, investment gains, losses and write-downs, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure in that is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)
	For the three months ended August 31,		For the twelve months ended August 31,
	2008	2007	2008	2007

Revenue	725,924	678,364	3,145,985	2,864,158
Operating expenses	468,117	391,019	1,714,599	1,560,475
Selling, general and administrative expenses	196,139	208,364	853,014	811,690
Restructuring expenses	441	-	20,715	-
	61,227	78,981	557,657	491,993
Amortization of intangibles	2,201	2,361	9,040	6,395
Amortization of property and equipment	31,363	24,067	113,994	93,330
Other amortization	53	225	596	1,403
Operating income	27,610	52,328	434,027	390,865
Interest expense	(89,591)	(59,178)	(328,517)	(190,227)
Accretion of long term liabilities	6,792	(3,603)	(67,560)	(3,603)
Interest income	1,246	2,770	22,162	5,946
Amortization of deferred financing costs	-	(7,413)	-	(12,794)
Interest rate and foreign currency swap gains (losses)	6,781	16,886	(53,991)	15,955
Foreign exchange gains (losses)	(15,454)	5,121	(10,219)	9,690
Investment gains, losses and write-downs	(9,450)	(1,207)	(31,652)	8,448
Impairment loss on intangible assets	(408,484)	-	(408,484)	-
Impairment loss on goodwill	(601,318)	-	(601,318)	-
	(1,081,868)	5,704	(1,045,552)	224,280
Provision for (recovery of) income taxes	(64,360)	25,469	(21,449)	94,013
Earnings (loss) before the following	(1,017,508)	(19,765)	(1,024,103)	130,267
Minority interest	5,649	(26,390)	(42,439)	(105,490)
Interest in earnings of equity accounted affiliates	283	986	39,989	2,422
Realized currency translation adjustments	1,912	(5,916)	850	(5,351)
Net earnings (loss) from continuing operations	(1,009,664)	(51,085)	(1,025,703)	21,848
Gain (loss) on sale of discontinued operations	(6,970)	251,998	(6,970)	251,998
Earnings (loss) from discontinued operations	(1,931)	(3,457)	(7,407)	5,481
Net earnings (loss) from discontinued operations	(8,901)	248,541	(14,377)	257,479
Net earnings (loss) for the period	(1,018,565)	197,456	(1,040,080)	279,327

Earnings (loss) per share from continuing operations:
Basic	($5.68)	($0.29)	($5.77)	$0.12
Diluted	($5.68)	($0.29)	($5.77)	$0.12
Earnings (loss) per share:
Basic	($5.73)	$1.11	($5.85)	$1.57
Basic	($5.73)	$1.11	($5.85)	$1.57